UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Matcherino, Inc.

Legal status of issuer

> *Form*
> C-corp

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> June 17, 2015

Physical address of issuer
12224 NE Bel Red Road #699, Bellevue, WA, 98009

Website of issuer
https://www.matcherino.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series A-1 Preferred Stock

Target number of Securities to be offered
3,636 shares

Price (or method for determining price)
$6.8768

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
October 16, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
13

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,863,516	$ 2,849,643
Cash & Cash Equivalents	$1,806,502	$2,792,857
Accounts Receivable	$ 35,787	$39,532
Short-term Debt	$879,548	$330,875
Long-term Debt	$200,080	$0
Revenues/Sales	$203,605	$364,384
Cost of Goods Sold	$194,257	$187,806
Taxes Paid	$0	$0
Net Income (Loss)	$-1,731,687	$-1,417,188

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 21, 2021

Matcherino, Inc.



Up to $1,070,000 of Series A-1 Preferred Stock

Matcherino, Inc. ("Matcherino", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of Series A-1 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 16, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $600,000 under the Combined Offerings (the "Closing Amount") by October 16, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by October 1, 2021, will be permitted to increase their subscription amount at any time on or before October 16, 2021, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after October 1, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to October 16, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to

identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.matcherino.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/matcherino

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct their own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy or completeness of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Matcherino, Inc. ("the Company", dba Matcherino) is a Delaware corporation, formed on June 17, 2015.

The Company is located at 12224 NE Bel Red Road #699, Bellevue, WA, 98009.

The Company's website is https://www.matcherino.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under http://seedinvest.com/matcherino and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series A-1 Preferred Stock being offered	$25,000
Maximum amount of Series A-1 Preferred Stock	$1,070,000
Purchase price per Security	$6.8768
Minimum investment amount per investor	$1,000
Offering deadline	October 16, 2021
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 15, 16, and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition now and with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Esports market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. Although the Company has overall seen a positive trend in legislation and regulation that has increased the efficiency of its operations, the implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. This may include unfavorable changes, interpretations, or enforcement of laws, regulations, and tax reporting and withholding requirements pertaining to data and personal information transmission, gambling and games of chance, and money transmission. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company conducts business in a heavily regulated industry. If the Company fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The industry is heavily regulated and closely scrutinized by federal, state, and local governments, which includes laws, regulations, and tax reporting and withholding requirements pertaining to data and personal information transmission, gambling and games of chance, and money transmission. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payers, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment, loss of enrollment status, and exclusion from certain programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

The Company's management holds a below-market ownership stake in the Company given its stage. Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Once the Company closes its current round, management may face further dilution.

The Company does not have an employment contract in place with all employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if these employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this Offering on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

Risks Related to the Securities

The Series A-1 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A-1 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A-1 Preferred Stock. Because the Series A-1 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non- United States jurisdiction, the Series A-1 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A-1 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A-1 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Your ownership of the Series A-1 Preferred Stock may be subject to dilution. Purchasers of Series A-1 Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series A-1 Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series A-1 Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series A-1 Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series A-1 Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Matcherino's proprietary esports business platform allows video game publishers and tournament organizers ("TOs") to easily and efficiently operate esports events, more deeply engage their users while driving higher overall revenues. The Company develops, owns and operates its industry-leading esports platform to manage highly scalable and more successful esports events using a range of exclusive tools and functionality including:

(i) Enterprise tournament prize pool management system (with optional crowdfunding), using secure and transparent payout features with regulatorily compliant participant payouts;

(ii) dynamic, fully integrated tournament bracketing systems that uniquely integrates with the Company's team and player registration system;

(iii) advanced event ticketing services with ability to allocate a portion of ticket proceeds to the prize pool (and conveying fan recognition);

(iv) proprietary SponosrQuest sponsorship system that drives deeper brand-to-fan connections and higher client advertising revenues for their events;

(v) product fulfillment and management for sponsors fan engagement advertising campaigns;

(vi) customizable e-commerce to drive fan purchases of custom in-game content (DLC) and merchandise from publishers and others, with the custom-allocated proceeds to the prize pool.

Business Plan

Matcherino's strategy closely mirrors that of Live Nation (LYE whose $11B worldwide business is based on a full-featured platform infrastructure around ticketing, merchandise and event purchases, promotion and offerings to advertisers and sponsors. Matcherino plays a similar key role in the esports industry.

Litigation
None

USE OF PROCEEDS
The Company plans to use the proceeds from this Combined Offering for general cooperate purposes and, subject to the Closing Amount, will include the following:

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
   ● If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
   ● If the Company raises the Closing Amount, it will use 9.17% of the proceeds, or $55,000, towards offering expenses; and
   ● If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Development resources	50%	50%	50%
Sales and marketing resources	30%	30%	30%
G&A	20%	20%	20%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
John Maffei	President & CEO - February 2018 - Present	Matcherino, President & CEO, February 2018 - Present. Responsible for daily operational oversite of the company and new customer acquisition.
Grant Farwell	Chairman & Founder - June 2015 - Present	Matcherino, Chairman & Founder, June 2015 - Present. Head of Platform Partnerships and Customer Engagement.
Mark Wasowicz	Chief Financial Officer – March 2018 - Present	Matcherino, Chief Financial Officer, March 2018 - Present. Responsible for all financial and legal matters of the organization.
Tony Abena	Board Member - October 2017 - Present	Matcherino, Board Member, October 2017 - Present. Responsible for board oversight.

Mike Fischer	Board Member - December 2015 - Present	Matcherino, Board Member, December 2015 - Present. Responsible for board oversight.
Lou Fasulo	Board Member - December 2015 - Present	Matcherino, Board Member, December 2015 - Present. Responsible for board oversight.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	754,030	YES	N/A	N/A	37.1%	N/A
Series A-1 Preferred	605,649	YES	N/A	N/A	29.8%	N/A
Series A Preferred	347,807	YES	N/A	N/A	17.1%	N/A
Series Seed Preferred	325,006	YES	N/A	N/A	16.0%	N/A
2015 Equity Incentive Plan	473,942	No	N/A	N/A	0%	N/A

The Company has the following debt outstanding:
None

Ownership
There are no individuals that hold a majority of the Company.

There are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Matcherino, Inc. was founded on June 17, 2015 in Delaware. The financial statements of Matcherino, Inc. (which may be referred to as the "Company", "we", "us", or "our") are unaudited statements prepared by management in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bellevue, Washington.

Company operates an online esports tournament management and process automation software platform. The Company licenses its platform to event organizers and others to manage a range of financial and related transactions associated with operating esports tournaments.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $393,690.80 in cash on hand as of July 19, 2021 which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future and is not otherwise a capital intensive business.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many tangible assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value of any paid out earnings or distributed proceeds along with the terminal value of the venture) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed	August, 2015	Reg D, 506(b)	Preferred Stock	$1,351,793.50	Platform development and growth
Series A	October 2017	Reg D, 506(b)	Preferred Stock	$2,200,024.26	Platform development and growth

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $600,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

All subscriptions made via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") will be processed via Regulation CF.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series A Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering. For the avoidance of doubt, all subscriptions made outside of the Online Platform will be processed via Regulation D.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions

Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock

Series Seed Preferred Stock
Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes,

Rights and Preferences
None

Series A Preferred Stock
Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes

Rights and Preferences
None

Series A-1 Preferred Stock

Dividend Rights
Holders of Series A-1 Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 75,000 shares of Series A-1 Preferred Stock is outstanding, holders of Series A-1 Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series A- Preferred Stock voting as a separate class. These matters include any vote to:
- alter the rights, powers or privileges of the Series A-1 Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series A-1 Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series A Preferred Stock.

The Series A-1 Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series A-1 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series A-1 Preferred Stock Investment Agreement
Under the Series A-1 Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $687,680 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A-1 Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series A-1 Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series A-1 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even when the Series A-1 Preferred Stock converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of Series A-1 Preferred Stock into common stock shares. Typically, the terms of Series A-1 Preferred Stock issued by early-stage companies provide that in the event of another round of financing, the holders of the Series A-1 Preferred Stock get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, Series A-1 Preferred Stock may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the Series A-1 Preferred Stock get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the Series A-1 Preferred Stock will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor that is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John Maffei
_____
(Signature)

John Maffei
_____
(Name)

President & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/John Maffei
_____
(Signature)

John Maffei
_____
(Name)

President & CEO
_____
(Title)

July 21, 2021
_____
(Date)

/s/Grant Farwell
_____
(Signature)

Grant Farwell
_____
(Name)

Chairman & Founder
_____
(Title)

July 21, 2021
_____
(Date)

/s/Mark Wasowicz
_____
(Signature)

Mark Wasowicz

_____
(Name)

Chief Financial Officer
_____
(Title)

July 21, 2021
_____
(Date)

/s/Tony Abena
_____
(Signature)

Tony Abena
_____
(Name)

Board Member
_____
(Title)

July 21, 2021
_____
(Date)

/s/Mike Fischer
_____
(Signature)

Mike Fischer
_____
(Name)

Board Member
_____
(Title)

July 21, 2021
_____
(Date)

/s/Lou Fasulo
_____
(Signature)

Lou Fasulo
_____
(Name)

Board Member
_____
(Title)

July 21, 2021
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

MATCHERINO INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Matcherino, Inc.
Bellevue, Washington

We have reviewed the accompanying financial statements of Matcherino, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

June 14, 2021
Los Angeles, California

Matcherino, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	1,806,502	$	2,792,857
Accounts receivable, net		35,787		39,532
Prepaids & other current assets		21,226		17,254
Total current assets		**1,863,516**		**2,849,643**
Security deposit		-		3,500
Property, plant, & equipment, net		6,364		7,247
Total assets	$	**1,869,880**	$	**2,860,390**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	1,315	$	14,401
Contributions Held in Trust		800,303		287,198
Other current liabilities		77,931		29,277
Total current liabilities		**879,548**		**330,875**
PPP Loan		200,080		-
Total liabilities		**1,079,628**		**330,875**
STOCKHOLDERS EQUITY				
Common Stock		75		75
Preferred Stock Series Seed		33		33
Preferred Stock Series A		35		35
Preferred Stock A-1		61		61
Additional Paid in Capital		7,559,934		7,567,510
Retained earnings/(Accumulated Deficit)		(6,769,886)		(5,038,198)
Total stockholders' equity		**790,251**		**2,529,515**
Total liabilities and stockholders' equity	$	**1,869,880**	$	**2,860,390**

See accompanying notes to financial statements.

Matcherino, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	203,605	$	364,384
Cost of goods sold		194,257		187,806
Gross profit		9,349		176,578
Operating expenses				
General and administrative		1,605,238		1,485,251
Sales and marketing		135,799		108,515
Total operating expenses		1,741,036		1,593,766
Operating income/(loss)		(1,731,687)		(1,417,188)
Interest expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(1,731,687)		(1,417,188)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(1,731,687)	$	(1,417,188)

See accompanying notes to financial statements.

Matcherino, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock- Series Seed		Preferred Stock- Series A		Preferred Stock- Series A1		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2018	754,030 $	75	325,006 $	33	347,807 $	35	386,215 $	39	$ 6,153,174	$ (3,621,011)	$ 2,532,345
Issuance of Series A1 shares - net of issuance costs	-	-	-	-	-	-	219,434	22	1,414,335	-	1,414,357
Net income/(loss)	-	-	-	-	-	-	-	-	-	(1,417,188)	(1,417,188)
Balance—December 31, 2019	754,030 $	75	325,006 $	33	347,807 $	35	605,649 $	61	$ 7,567,510	$ (5,038,198)	$ 2,529,515
Issuance costs for Series A									(7,576)		(7,576)
Net income/(loss)	-	-	-	-	-	-	-	-	-	(1,731,687)	(1,731,687)
Balance—December 31, 2020	754,030 $	75	325,006 $	33	347,807 $	35	605,649 $	61	$ 7,559,934	$ (6,769,886)	$ 790,251

See accompanying notes to financial statements.

Matcherino, Inc.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,731,687)	$	(1,417,188)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		883		4,337
Changes in operating assets and liabilities:				
Account receivables, net		3,744		(35,032)
Prepaid expenses and other current assets		(3,972)		(1,777)
Security deposit		3,500		4,400
Account payables		(13,086)		(2,080)
Contributions held in trust		513,105		95,327
Other current liabilities		48,654		2,333
Net cash provided/(used) by operating activities		**(1,178,859)**		**(1,349,680)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(6,168)
Net cash provided/(used) in investing activities		**-**		**(6,168)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of preferred stock, net of issuance costs		-		1,414,357
Issuance costs related to preferred stock		(7,576)		-
Borrowing on PPP Loan		200,080		
Net cash provided/(used) by financing activities		**192,504**		**1,414,357**
Change in cash		(986,355)		58,510
Cash—beginning of year		2,792,857		2,734,347
Cash—end of year	**$**	**1,806,502**	**$**	**2,792,857**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Matcherino, Inc. was founded on June 17, 2015 in Delaware. The financial statements of Matcherino, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bellevue, Washington.

Company operates in online Esports tournament management. The company processes registration management and payments for tournaments

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $627,656 and $2,030,421, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, shipping and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment & computers	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company from processing registrations and payments for tournaments.

Cost of Goods Sold

Costs of goods sold include fees to paypal and other merchant processors and tournament payment incentives.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $135,799 and $108,515, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 14, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those

Matcherino, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid insurance	$ 21,226	$ 17,254
Total Prepaids and other current liabilities	$ 21,226	$ 17,254

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued payroll	$ 37,931	$ 29,277
Unearned revenue	40,000	-
Total Other Current Liabilities	$ 77,931	$ 29,277

4.   PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,	2020	2019
Equipment & computers	$ 13,481	$ 13,481
Property and Equipment, at Cost	**13,481**	**13,481**
Accumulated depreciation	(7,117)	(6,234)
Property and Equipment, Net	**$ 6,364**	**$ 7,247**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $883 and $4,337 respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 2,506,434 shares of common stock with par value $0.0001. As of December 31, 2020, and December 31, 2019, 754,030 and 754,030 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 1,278,462 shares of preferred stock with par value $0.0001. As of December 31, 2020, and December 31, 2019, 1,278,462 and 1,278,462 have been issued and are outstanding.

2019 Series A-1 Raise

During fiscal year 2018 and 2019 and the Company raised $4,044,507, net of $95,470 of issuance costs. In return the Company issued 605,649 shares.

6. DEBT

Promissory Notes & Loans

During 2020, the Company has entered into a loan:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	$ 200,080	1.00%	04/28/2020	4/28/2022	$ 1,167	$ 1,167	$ -	$ 200,080	$ 200,080
Total					**$ 1,167**	**$ 1,167**	**$ -**	**$ 200,080**	**$ 200,080**

The loan is subject to forgiveness. During 2021, the Company applied for the forgiveness and received it.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2021	$ 200,080
2022	-
Thereafter	-
Total	**$ 200,080**

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (363,467)	$ (297,095)
Valuation Allowance	363,467	297,095
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (1,409,660)	$ (1,046,193)
Valuation Allowance	1,409,660	1,046,193
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,712,667. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

On January 14, 2015, the Company entered a lease agreement with J Street Technology, Inc for a monthly rent in the amount of $3,771.17. The lease was for a period of 65 months beginning January 23, 2015 and expiring on June 30, 2020. The lease did expired on June 30, 2020. Rent expense was in the amount of $25,764 and $76,593 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through June 14, 2021 the date the financial statements were available to be issued.

The Company received PPP loan forgiveness on May 15, 2021.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
PDF of SI Website

MATCHERINO
POWERING THE BUSINESS OF ESPORTS
Matcherino is a Leading Platform for Esports Tournaments and Brand Integration
DISCLAIMER
This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.
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Matcherino

Complete software platform to consistently deliver successful esports events

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$1,000	$13,090,848	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST IN MATCHERINO

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://www.matcherino.com

Share:

Matcherino is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Risks & Disclosures

Data Room

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FAQs About Investing

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Company Highlights

- Powered over 26k esports tournaments with prize pools
- Distributed $8M in tournament winnings to over 93K global winners
- Relationships with publishers, retailers and brands including Walmart\ESA, ESL, Wizards of the Coast, Corsair, GameStop, GFuel and others
- 830+ Tournament Organizers in the Matcherino Partner Program
- Powering over a thousand tournaments a month (prior 6 month average) across popular titles including Fortnite, Call of Duty, Street Fighter V, Clash Royale, and dozens of others

Fundraise Highlights

- Total Round Size: US $6,164,927
- Raise Description: Series A-1
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $13,090,848
- Target Minimum Raise Amount: US $600,000
- Offering Type: Side by Side Offering

Matcherino provides a complete, proprietary tournament platform that enables bigger and better esports events. We are an underlying financial engine that helps make the growing esports industry financially viable.

Matcherino's mission is to enable game publishers (game makers) and organizers to more successfully scale and monetize esports events. The company develops, owns and operates an industry-leading software platform for game publishers and tournament organizers (TOs) to run highly scalable and successful esports events. The Matcherino platform includes a range of core proprietary tools and functionality to assist TOs with:

1. tournament prize pool management, using secure and transparent payout systems;
2. team and player registration and event ticketing services;
3. tax compliant game participant payouts;
4. sponsorship and marketplace sales that generate higher client revenues for esports events;
5. fulfillment provision and management for sponsors' fan engagement advertising campaigns;

6. the provision of fan purchases of custom in-game content (DLC) and physical merchandise from publishers, with the proceeds allocated to the event prize pool.

Matcherino's strategy closely mirrors that of Live Nation (LYE). Live Nation is a $19B business that supports and eventually manages much of the music concert business. They provide platform infrastructure around ticketing, merchandise and event purchases, promotion and offerings to advertisers and sponsors. Matcherino aims to play a similar role in the esports space.

Matcherino has built and will continue to develop its infrastructure and platform business around esports. Matcherino's technology for securely managing tournament prize pools through crowdfunding, merchandise and ticket sales, player registrations, in-game content sales (DLC) and unique opportunities for advertising and sponsorship branding will be a critical piece of the future of the esports ecosystem.

Gallery



Matcherino SeedInvest Announcement



Public Overview Video.

Media Mentions

  THE ESPORTS OBSERVER



The Team

Founders and Officers

John Maffei



PRESIDENT & CEO

John Maffei serves as CEO and sits on the board of Matcherino. Prior to joining Matcherino, Mr. Maffei served as founder and CEO of Titan Gaming (now Playsino) the maker of popular social and mobile games; CEO of Xfire, a leading game communication tool for PC gamers; CEO of ServiceMesh, a cloud based computing company serving Fortune 500 companies including Pfizer, Bank of America, Merrill Lynch, and others; President of Zam Network, leading destination for MMO Gamers to find information on the games they love.

Mr. Maffei also served as Director, Media for Microsoft and oversaw licensing media content for distribution on the Xbox 360 and Xbox Live Service. Prior to his role as Director, Mr. Maffei was a Lead Product Manager at Microsoft.

Mr. Maffei received an MBA from the University of Washington's Michael G. Foster School of Business and a B.A. in Political Science from Colgate University, where he graduated Magna Cum Laude.



Grant Farwell
CHAIRMAN AND FOUNDER

Mr. Farwell is a Founder and Chairman of Matcherino. Mr. Farwell has developed several websites and applications and was CEO & Co-Founder of Barc, Inc. He served as CEO of Matcherino before he recruited Mr. Maffei. Mr. Farwell led the development of Barc, Inc.'s social web browsing application that began while he was a senior in college. Prior to developing Barc, he developed Zermer.com, a mini-application allowing StarCraft® users to activate an automated assistant to enhance game playing and strategy.

Grant took a leave of absence in his senior year at Roger Williams University (Economics and Business Administration) in 2011 to form and further develop Barc, Inc.'s application.



Mark Wasowicz
CHIEF FINANCIAL OFFICER

Mr. Wasowicz oversees all financial and accounting operations as well as administrative activities for the Company. He serves as Engagement Director for CLA Cast which, among other things, delivers custom accounting solutions for clients ranging from startups to Fortune 100 companies. He served as CFO for Protingent, CFO of VCFO, CFO of Blue Rooster, Inc., CFO of Allys, Inc., CFO of Dimension4 and Senior Finance Manager with Amazon.

Mr. Wasowicz received an MBA from the University of Washington's Michael G. Foster School of Business and a B.A. in Accounting from Washington State University.

Key Team Members

 Michael Pinkham	 Hunter Hammond	 Brian Cortade
 Tony Abena	 Lou Fasulo	 Mike Fisher

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Series A-1
Round size:	US $6,164,927
Minimum investment:	US $1,000
Target Minimum:	US $600,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $6.8768
Pre-Money valuation:	US $13,090,848
Option pool:	12.0%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Total Amount Raised	The Total Amount Raised includes investments which are not counting towards the escrow minimum. $4,164,927.12 has been raised prior to the launch of the SeedInvest campaign via Regulation D, and is not being counted towards the escrow minimum. The earliest investment was made in November 2018.
Closing conditions:	While Matcherino, Inc has set an overall target minimum of US $600,000 for the round, Matcherino, Inc must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Matcherino, Inc's Form C.
Regulation CF cap:	While Matcherino, Inc is offering up to US $6,164,927 worth of securities in its Series A-1, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

● Development resources   ● Sales and marketing res...
● G&A

● Development resources   ● Sales and marketing res...
● G&A

Investor Perks

Invest $2,500 and receive:

- Investor Role in Matcherino Discord - Receive a special Discord roll that shows you're an investor. *Discord is a communication channel (like Slack) that is frequently used to manage gaming communities*

- Matcherino Profile Avatar - Receive a unique emblem on Matcherino site, signaling you as a staple to Matcherino Community

- Swag Pack - Get a Matcherino Hoodie

Invest $10,000 and receive all of the above plus:

- White-label Tournament Pages - Our design team will create a special white label tournament page, so whenever you create a tournament, it will be custom

- Quarterly Investor Webinar - Meeting Have a quarterly meeting about the industry and Matcherino's current standing and direction

Invest $25,000 and receive all of the above plus:

- Custom Tournament - We will host a private tournament for your friends/workplace in any game of your choosing. We'll support up to 32 players and provide a professional admin to manage the players and Matcherino page from start to finish!

- Quarterly CEO Call - Have a quarterly call with Matcherino's CEO, John Maffei

Invest $50,000 and receive all of the above plus:

- Quarterly Product Consultation - Be brought in to check out upcoming updates and weigh in on product direction

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Matcherino's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Seed	
Round Size	US $1,351,793
Closed Date	Jan 11, 2016
Security Type	Preferred Equity
Pre-Money valuation	US $4,500,000

Series A	
Round Size	US $2,200,000
Closed Date	Oct 10, 2017
Security Type	Preferred Equity
Pre-Money valuation	US $10,800,000

Market Landscape



Global Esports Market ($ in millions)

Esports encompasses video games (PC, console, and mobile games) played competitively by individuals or on teams. By the end of 2021 there will be 474M global esports fans (rivaling basketball's audience) with an estimated market size of $1.56 billion. (Newzoo, 2020) Companies are interested in engaging these fans and want to throw or sponsor their own esports tournaments. Matcherino offers organizations who want to put on an esports event the complete software package to execute, monetize and payout winners of tournaments more successfully. In our most simple terms, we offer "Esports tournament in a box" to organizations to better engage and reach esports fans.

There are lots of great companies that offer compelling tournament services for these companies like Smash.gg (acquired by MSFT in 2021), Challonge (acquired by Logitech in 2020) and Battlfy. These companies have amazing bracketing services while Matcherino has primarily focused on how to raise money for events, help sponsors engage fans and pay out winners globally.

Matcherino charges a 2-4% royalty on prize pool funds distributed for partners like ESL. We license our platform to game publishers like Wizards of the Coast and the leading European mobile game publisher with prices ranging from $5,000 to $20,000 a month, and run leagues and tournament services for partners like GameStop and Corsair for which we charge $50,000 and up depending on the number and size of events. We also help advertisers like GameStop and GFuel reach and engage with esports fans across hundreds of esports tournaments each month, charging upwards of $100,000 per advertising package.

Matcherino is providing critical infrastructure to help power the esports market. As the industry grows, we expect to be a leader in providing tournament and payment services to publishers, organizers and brands.

Risks and Disclosures

The Total Amount Raised includes investments which are not counting towards the escrow minimum. $4,164,927.12 has been raised prior to the launch of the SeedInvest campaign via Regulation D, and is not being counted towards the escrow minimum. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for recent cash balance.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Esports market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. Although the Company has overall seen a positive trend in legislation and regulation that has increased the efficiency of its operations, Tthe implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. This may include unfavorable changes, interpretations, or enforcement of laws, regulations, and tax reporting and withholding requirements pertaining to data and personal information transmission, gambling and games of chance, and money transmission. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company conducts business in a heavily regulated industry. If the Company fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The industry is heavily regulated and closely scrutinized by federal, state, and local governments, which includes laws, regulations, and tax reporting and withholding requirements pertaining to data and personal information transmission, gambling and games of chance, and money transmission. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payers, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment, loss of enrollment status, and exclusion from certain programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

The Company's management holds a below-market ownership stake in the Company given its stage. Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Once the Company closes its current round, management may face further dilution.

The Company does not have an employment contract in place with all employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if these employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
〉 ▢ Financials (2 files)	May 24, 2021	Folder
〉 ▢ Fundraising Round (1 file)	May 24, 2021	Folder
〉 ▢ Investor Agreements (1 file)	May 24, 2021	Folder
〉 ▢ Miscellaneous (4 files)	May 24, 2021	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our helpful academy.

accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Matcherino

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Matcherino. Once Matcherino accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Matcherino in exchange for your securities. At that point, you will be a proud owner in Matcherino.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Matcherino has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Matcherino does not plan to list these securities on a national exchange or another secondary market. At some point Matcherino may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Matcherino either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Matcherino's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Matcherino's Form C. The Form C includes important details about Matcherino's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



MATCHERINO

POWERING THE BUSINESS OF ESPORTS

Matcherino is a Leading Platform for Esports
Tournaments and Brand Integration

DISCLAIMER

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

COMPANY OVERVIEW

- Matcherino addresses one of the esports industry's biggest remaining challenge; how do companies easily monetize esports events and deliver stakeholder value (brands, publishers, and organizers).

- Matcherino (the "Company") develops, owns and operates an industry-leading monetization platform for sponsors, game publishers and tournament organizers (TOs) to run more successful, efficient and regulation-compliant esports events

  - Leading esports payouts and tax management for global player bases

  - Effective consumer engagement tools via Matcherino SponsorQuests™ as well as brand ROI capabilities

  - Monetization capabilities including fan donations as well as physical and digital goods sales and distribution

  - Esports specific player registration, ticketing and bracketing system

  - Community and retail location management and analytics

- Matcherino is a leading esports aggregator for brands

  - Matcherino powers 1,000+ tournaments a month reaching over a million fans

  - Brands can target what customers to reach by game type, geography, and age while using Matcherino's powerful analytics to track results in real-time

- The Company was founded in 2015 by Grant Farwell (current Chairman of Matcherino and former CEO of Barc) and is currently led by John Maffei (current CEO of Matcherino and former CEO of ServiceMesh, MSFT veteran)

- The Company is headquartered in Seattle, WA

WE SOLVE ONE OF ESPORTS BIGGEST CHALLENGES

HOW DO EVENT ORGANIZERS MAKE MONEY AND THRIVE

- Matcherino allows all participants in the ecosystem to grow and thrive
- The Matcherino platform provides transparency to the flow of funds and allows sponsors to accurately calculate ROI



Sponsors
Donations
Registration
& Ticketing
Marketplace
Matcherino
Tournament
Team
Game
Publisher
Tournament
Organizer
Merchant
Venue
Players

MATCHERINO TOUCHES ALL STAKEHOLDERS ACROSS ESPORTS

Fans

Want to financially support teams, players, and the games they love

- ✔ Fan donations
- ✔ Buy game skins and other downloadable digital content
- ✔ Buy merchandise

Gamers

Need more opportunities to play for prizes and require timely payout

- ✔ Faster payouts
- ✔ Bigger prizes
- ✔ Tax compliance

Organizers

Need better ways to fund tournaments and pay players

- ✔ Tools to manage prize pools and payouts
- ✔ Ability to sell skins and ecommerce to increase prize pools
- ✔ Support for sponsorships to increase prize pools

Publishers

Need to engage existing players and attract new players

- ✔ Sell publisher skins to increase prize pools and increase event engagement
- ✔ Run league on publishers behalf

Sponsors

Requires an easy way to sponsor events that is engaging and has a quantifiable ROI

- ✔ Tools that allow fans to engage directly with brands and donate to prize pools
- ✔ Ability to track campaign ROI

MATCHERINO OFFERS A COMPREHENSIVE EVENT PLATFORM (ESPORTS TOURNAMENT IN A BOX)

Players and Fans

Ticketing



- Advanced and easy easy to use check-in tools
- Easy registration for players & fans
- Customizable player & fan info
- Analytics and metrics dashboard

Bracketing



- Bracket integration with prize pool payouts
- Single and double elimination
- Leaderboards and match history

Prize Pool



- Tax management
- 1099 tax compliant issuance
- Secured payouts based on official results
- Full customer support

Ecommerce



- Self-serve ecommerce that can share revenue directly with the prize pool
- Analytics and metrics dashboard

Sponsorship



- Drive fan engagement with measured actions
- Reach hundreds of tournaments and drive engagements
- Instantly become a benefactor for a community

Organizers

Sponsors

MATCHERINO HAS SUBSTANTIAL CUSTOMER TRACTION



26K+
Tournaments Powered





90K+
Player Playouts





800+
Organizers in Partnership Program



800K+
Direct Consumer Engagements



1K+
Tournaments per month (6-month avg.)

$345K+
Distributed per month (6-month avg.)

~$8.0M
Distributed



1.5M+
Monthly Audience Reach (Estimated)

MATCHERINO IS CAPITALIZING ON THE GROWTH OF ESPORTS AND GROWING RAPIDLY

Matcherino is becoming the best way for publishers to grow their esports audiences and offers brands the a highly effective way to reach esports players and fans.



Platform GMV Per Year

Platform GMV in 2020: **$3,423,994**



Number of Tournaments per year

Number of tournaments completed in 2020: **11,441**



Tournament Organizer Partners Per Year

Number of organizer partners at the end of 2020: **670**

WE WORK WITH LEADING PUBLISHERS, BRANDS AND RETAILERS





































GameStop

Red Bull

ESL

Walmart

Blizzard Entertainment

steelseries

24 Hour Fitness

Bubba burger

Esports Arena Walmart

DreamHack

U.S. Army

Razer

amazon

Microsoft

Wizards of the Coast

Activision

soylent

G Fuel

American Cancer Society

HOW WE MAKE MONEY

- We take a percentage of the prize pools we distribute for companies like ESL and Amazon

- We license our platform to game publishers like Wizards of the Coast and the leading European mobile game publisher

- We run leagues and tournament series for partners like GameStop and Corsair

- We help advertisers like GameStop and GFuel reach and engage with esports fans across hundreds of esports tournaments each month

WE HAVE A GREAT TEAM



John Maffei | CEO

- Multiple time CEO with numerous positive exits (ServiceMesh, ZamNetwork, Xfire)
- Director, Media, Microsoft
- MBA UW Foster, Colgate Unv (Magna Cum Laude)



Grant Farwell | Biz Dev & Co-Founder

- Co-founder, founded two venture-backed tech companies
- Deep esports background as a player and developer of game assistance software



Mark Wasowicz | Finance

- CFO, Protingent
- CFO, VCFO
- MBA UW Foster



Michael Pinkham | Marketing

- Deep experience in esports
- Co-founder, MonkeyRate; Marketing, Sales and business development



Hunter Hammond | Technology

- R&D of the NAMATAD first responder firefighter accountability system debuted at the 2018 IEEE IoT World Forum
- 1st place @ 2016 IASA – Software Architecture



Brian Courtade | Product

- 10+ years of Card Game Tournament Experience
- 10+ years of Esports Experience, Organizer of Rat Race
- Former Professional Hearthstone Player for Splyce

WE HAVE GREAT INVESTORS







AXIOMATIC™

alliance of angels

MADRONA VENTURE GROUP

galaxy digital

WELLS FARGO

SEVEN PEAKS VENTURES

techstars®

ESPORTS MARKET IS GROWING RAPIDLY

MATCHERINO IS SOLVING CRITICAL ESPORTS ISSUES

Amateur esports participation is growing, along with viewership of pro esports

Number of Esports Viewers (in millions)



- 2017: 335
- 2018: 395
- 2019: 443
- 2020E: 495
- 2023E: 646

- Esports has developed into a true spectator sport with mainstream appeal
- Global investing in esports is growing exponentially, led by brands, media and traditional sports companies

The professional sports shutdowns in early 2020 expanded the esports viewer base and continue to drive it into the mainstream

Global Esports Market ($ in millions)



CAGR: +9%

- 2018: $865
- 2019: $1,096
- 2020E: $1,340
- 2021E: $1,566
- 2022E: $1,790

- Free-to-play games are gaining more and more relevance throughout the gaming industry
- Strong monetization along the value chain including in-game buys, tournaments and stream

Pro esports also generates strong interest among viewers in participating in tournament play

Leading Esports by Prize Pool ($ in millions)



- Fortnite: $64.4
- DOTA 2: $46.2
- CS: Global: $18.2
- PUBG: $12.4
- Overwatch: $9.1
- League of Legends: $9.0
- COD:BO4: $6.5

- Large companies incorporate and leverage esports as part of their marketing strategy
- Esports events and viewership are expected to maintain a strong growth pattern

Esports has surpassed traditional sports in terms of prize money and number of events

Source: Statisa, Newzoo, Esports earnings

ESL CASE STUDY – GLOBAL PAYOUTS AND TAX MANAGEMENT

Founded in 2000, ESL has been developed into the world's largest esports company leading the industry across the most popular video games with numerous online and offline competitions. It operates high profile, branded international leagues and tournaments such as ESL One, Intel® Extreme Masters, ESL Pro League and other top tier stadium-size events, as well as ESL National Championships, and grassroots amateur cups



The Challenge

ESL has the challenge of paying players who win their tournaments around the globe in a timely manner

The Solution

ESL has partnered with Matcherino to provide payment services to thousands of prize money winners representing millions of dollars in annual payouts. Additionally, Matcherino provides comprehensive tax management for ESL including initial tax interviews, withholding earnings as required, remitting taxes to appropriate entities, and issuing winners the correct year-end tax forms

"ESL has partnered with Matcherino to provide payment services to thousands of prize money winners representing millions of dollars in annual payouts. Additionally, Matcherino provides comprehensive tax management for ESL including initial tax interviews, withholding earnings as required, remitting taxes to appropriate entities, and issuing winners the correct year-end tax forms."

Tim Zhang – Director, ESL

ESL
username
#usrid
Thank you! Please withdraw your winnings below.
Balance: $4.10
Cash out with Paypal
Cash out with Check
Problem Cashing Out?
Recent Winnings

ESL
Events
Monthly Reports
Participants
Admins
Create and Payout Event
Upload Event CSV
Event
ESL

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

WIZARDS PARTNERSHIP




ARENA
SIGN IN
Magic Arena Online Events
UPCOMING EVENTS

Wizards of the Coasts have selected the Matcherino platform as the official home of grassroots Magic: The Gathering Arena


MAGIC.gg
SIGN IN
Why you should apply for official Magic: The Gathering Arena tournament
Get the most out of your tournaments.
Increased Prize Pool
In-Game Items
Sanctioned Wizards of the Coast Event
Tournament Name
MTGA Account
Community License Cofirmation Number
Tournament Date
APPLY FOR OFFICIAL TOURNAMENT

The program will allow event organizers to apply for a chance to be an official organizer, offering in-game rewards to their participants


MAGIC.gg
MPL
EVENTS
NEWS
STANDINGS
VOD
ABOUT
PLAY ARENA NOW
HOMEPAGE
PARTICIPANTS
ANALYTICS
Analytics
$55.00
$55.00
54
$55.00
$55.00
$55.00
$55.00
$55.00
10

MTG Arena will be able to monitor the program's progress with an in-depth set of analytics tools

WALMART
CASE STUDY

The Matcherino platform powers Walmart in-store esports tournaments

- **20** locations, with rapid nationwide growth
- **3,800** tournaments
- **27,038** total participants so far
- **$271,000** distributed in prizes



Fortnite Frenzy Pass

By participating in a league tournament, you are agreeing to our terms of service:
https://www.esportsarena.com/tos.html

$15.00



FNF - Main Tournament

EsportsArena
Fort Worth | Fortnite Battle Royale | Jan 24 7:30PM CST

Come show off your skills in Fortnite. It will be an elimination-based tournament. Face off against an opponent, with the player scoring the most elimination between 2 games advancing in the bracket. There will be a nightly prize pool of $100 (10 player minimum). Time: 7:00 pm. Cost: $15

Register

January 2020 ‹ ›

Mon	Tue	Wed	Thu	Fri	Sat	Sun
30	31	1	2	3	4	5
6	7	8	9	10	11	12
13	14	15	16	17	18	19
20	21	22	23	24	25	26
27	28	29	30	31	1	2

GAMESTOP
CASE STUDY

GameStop wanted to drive esports fans to watch their new training videos and gain interest around teams they were sponsoring. **Matcherino successfully drove video views and social media follows and PowerUp Reward signups**

3.1K
Tournaments Sponsored

43M
Impressions*

150K+
SponsorQuests™

- Hearthstone
- Starcraft
- League of Legends
- Dota 2
- Counter Strike
- Street Fighter
- Mortal Kombat
- Super Smash Bros
- Others

*estimated



Commercials







Callouts







Social Media







17

MATCHERINO RECAP AND TRACTION

- Matcherino provides the complete, proprietary tournament platform that enables bigger and better esports events

- Powered over 26 thousand esports tournaments with prize pools

- Distributed ~ $8M in tournament winnings to over 93K global winners

- Relationships with publishers, retailers and brands including Walmart\ESA, ESL, Wizards of the Coast, Corsair, GameStop and others

- 830+ Tournament Organizers in the Matcherino Partner Program

- Powering over a thousand tournaments a month (on average) across popular titles including Fortnite, Call of Duty, Street Fighter V, Clash Royale, and dozens of others

EXHIBIT E
Video Transcript

Exhibit E
Video Transcripts

Matcherino SeedInvest Announcement
https://www.youtube.com/watch?v=6w3xUDPULB4

Hi, I'm Grant Farwell, co-founder of Matcherino. I'm excited to introduce to you our company. We've built and operate a leading tournament payment platform in esports. What an unbelievable series. We started by building technology to make it simple and transparent to distribute tournament prize pools. Our platform has facilitated prize pool payments to over a hundred thousand players, many of which are the best players across almost every popular esports title. Big shout out to Matcherino, making that happen. Yeah, Matcherino is unbelievable, it's such a blessing. I think it's just good to build a community with Matcherino. Funding tournaments has always been a challenge, Matcherino really helps provide that safe and trusted platform for crowdfunding. Like, when you see a Matcherino logo on the stream, you know you, know it's legit, and I personally know my community feels that way as well. We now help power more than a thousand tournaments a month. Matcherino has helped incentivize my community through pot bonuses, donations, and SponsorQuests. That kind of helps retain members. We've helped pay out almost thirty thousand individual tournaments to date, from Ninja, to Walmart, to the US Army, run and operate their tournaments. A lot of small tournaments can't get sponsors, right? You just can't get a sponsor, what if there was a go-between that says "if you need these many eyes it'll come between many different events". Matcherino is uniquely positioned to help brands reach these passionate communities. And that has been huge, they paid out over a million dollars in prizes in 2020. That's not only the FGC, but the FGC is a huge part of that. Big ups to Matcherino for getting everybody paid, and most importantly, paid immediately. Matcherino has always been the chosen crowdfunding platform. We've driven almost 850,000 SponsorQuests to date and fans and brands can't seem to get enough. It's a very simple platform, basically jump on the page donate if you can, you can put products onto the platform. One thing that I like is that it also has a great social media integration, twitter, youtube page, facebook page, twitch channel, which is not really something that I had seen on a platform before, the way that it works. Cheers to Matcherino for all their support over the years. We're building technology to help serve game publishers. We're about to launch with our first customer in July, and our white label solution will allow us to manage and support their ecosystem, from grassroots organizers to professional tournaments. We welcome you to join our mission. Please check out our profile on SeedInvest to learn more about our company. We've spent years building our team and platform and would love for you to be a part of our mission empowering the business of esports. Thanks.